SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

The Men's Wearhouse, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587118100
(CUSIP Number)

Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 587118100	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Eminence Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,684,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,684,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,684,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 587118100	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Eminence GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,279,223 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,279,223 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,279,223 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 587118100	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Ricky C. Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,684,200 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,684,200 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,684,200 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 587118100	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 7, 2013 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on November 15, 2013 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value (the "Common Stock") of The Men's Wearhouse, Inc., a Texas corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 4, 5 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented by the addition of the following:

On November 26, 2013, the Issuer offered $1.54 billion (or $55 per share) in cash to acquire Jos. A. Bank. Jos. A. Bank rejected the offer and on January 6, 2014, the Issuer raised its bid for Jos. A. Bank to $1.61 billion (or $57.50 per share).

On January 13, 2014, the Reporting Persons issued a press release (the "Press Release") that included the full text of a letter sent by the Reporting Persons to the Jos. A. Bank board of directors stating, among other things, that they (i) support an acquisition of Jos. A. Bank by the Issuer, (ii) demand that the Jos. A. Bank board of directors refrain from entering into any acquisition transaction that could jeopardize the combination with the Issuer and (iii) will file a complaint seeking preliminary injunctive relief to prevent Jos. A. Bank and its directors from continuing to breach their fiduciary duties by refusing to negotiate with the Issuer and by attempting to prevent any acquisition by the Issuer by pursuing an alternative transaction. The foregoing summary of the Press Release is qualified in its entirety by reference to the full text of the Press Release, a copy of which is filed herewith as Exhibit 4.

As a result of the foregoing, the Reporting Persons no longer currently intend to commence a solicitation of the Issuer's shareholders for agent designations to call a special meeting of the Issuer's shareholders to vote on amendments to the Bylaws.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Paragraphs (a) – (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,684,200 shares of Common Stock, constituting approximately 9.9% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 47,465,192 shares of Common Stock outstanding (which number excludes 23,052,987 shares classified as treasury stock) as of December 2, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC Commission on December 12, 2013.

(b)

CUSIP No. 587118100	SCHEDULE 13D/A	Page 6 of 9 Pages

(i) Eminence Capital:
(a)	As of the date hereof, Eminence Capital may be deemed the beneficial owner of 4,684,200 shares of Common Stock.
Percentage: Approximately 9.9% as of the date hereof.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,684,200 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,684,200 shares of Common Stock

(ii) Eminence GP:
(a)	As of the date hereof, Eminence GP may be deemed the beneficial owner of 4,279,223 shares of Common Stock.
Percentage: Approximately 9.0% as of the date hereof.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,279,223 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,279,223 shares of Common Stock

(iii) Mr. Sandler:
(a)	As of the date hereof, Mr. Sandler may be deemed the beneficial owner of 4,684,200 shares of Common Stock.
Percentage: Approximately 9.9% as of the date hereof.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,684,200 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 4,684,200 shares of Common Stock

(c)	Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference.

CUSIP No. 587118100	SCHEDULE 13D/A	Page 7 of 9 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 7 is hereby amended and supplemented by the addition of the following:
Exhibit	Description
4	Press Release, dated January 13, 2014.

CUSIP No. 587118100	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 14, 2014

/s/ Ricky C. Sandler
Ricky C. Sandler, individually, and as
Chief Executive Officer of Eminence Capital, LLC,
and as Managing Member of Eminence GP, LLC

CUSIP No. 587118100	SCHEDULE 13D/A	Page 9 of 9 Pages

Schedule A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING PERSONS DURING THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any of the Reporting Persons. The following transactions were not effected in the open market, but were rather effected by the Reporting Persons internally for the purpose of rebalancing their holdings among the Eminence Funds and the SMA.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
12/2/2013	(748)	51.12
12/2/2013	748	51.12
1/2/2014	(18,622)	51.08
1/2/2014	18,622	51.08